Exhibit 3.5

COMPASS ADVISORY PARTNERS, LLC
Management CONSULTING ½ INVESTMENT Banking
www.CompassAdvisoryPartners.com

Nicholas W. Arrington
Managing Partner

306 FOURTH AVENUE - SUITE 701	(o) 412.697.2631
PITTSBURGH, PENNSYLVANIA 15222	(c) 412.654.6543

October 20th 2017

Mr. Stephen Turner

Chairman and CEO

Protea Biosciences Group, Inc.

1311 Pineview Drive Suite 501

Morgantown, WV 26505

Dear Mr. Turner:

As per your request, this letter agreement (“Agreement”) is by and between Protea Biosciences (“Protea” or the “Client”) with operations in Morgantown, WV, and Compass Advisory Partners, LLC (“Compass”) with an address at 306 Fourth Avenue, Suite 701, Pittsburgh, PA 15222.

WHEREAS, Protea has an immediate need to retain a Chief Restructuring Officer to address current management, financial, cash flow and restructuring issues related to its business affairs and its imminent default conditions with its senior secured lender;

AND

WHEREAS, Client desires to engage Compass to perform certain services to assist the Client as its Chief Restructuring Officer as needed to support the current operations of the client’s business, to provide hands-on management of all cash receipts and disbursements, to develop and support the execution of an operating plan for the next 30 days, or long as may be necessary, to negotiate resolution of various issues with its stakeholders and to provide independent services related to the potential refinance and/or sale of the various assets of the business as directed by the Board of Directors;

NOW, THEREFORE, in consideration of the mutual promises herein contained, the parties hereto, intending to be legally bound hereby, agree as follows:

Subject to the terms and conditions hereinafter set forth, Client hereby engages Compass to perform certain advisory services and Compass hereby accepts such engagement, effective as of October 23, 2017. Compass activities shall, at all times, be in compliance with all applicable laws and regulations.

ADVISORY SERVICES

Compass shall provide certain Advisory Services as set forth in detail below. In providing these Advisory Services, Compass’ personnel shall work collaboratively with the Client’s financial and operational management team and its legal professionals as needed and as determined by Compass.

As contemplated by this agreement, Compass will provide the following services in connection with its role as Chief-Restructuring-Officer and Client grans Compass the authority to do the following:

a.	Assist the Client in evaluating Client’s business to determine which, if any, segments are core, profitable businesses around which a reorganization can be structured;

b.	Assist the Client with its “communications plan” and provide support for follow-up with its major customers, key suppliers, employees, secured lenders and various lessors, as needed;

c.	Confirm that all taxes are paid timely and that all insurance coverages remain in effect;

d.	Assist the Client in various liquidity management activities including, but not limited to, review and validation of its 13-week cash flow forecast and analyzing weekly working capital requirements in order to develop an agreed-upon budget;

e.	Assist the Client by providing hands-on oversight and control of its cash collections activities and its cash disbursements activities in conjunction with the agreed-upon budget;

f.	Coordinate all communications and discussions with customers, employees, suppliers/trade creditors, secured creditors, equity members and federal/state regulatory agencies, as needed;

g.	Conduct confidential interviews with Board of Director members, lenders, and current investment banker;

h.	Client agrees that Compass may communicate directly with Client’s stakeholders, including but not limited to, Client’s lenders, shareholders, customers, and vendors.

i.	Assist the Client in developing and implementing cost reduction programs as needed;

j.	Assist the Client with the validation and execution of its 2017-Q3/Q4 business plan; including M-T-M financial projections and other such related prospective financial information needed by the Client’s Board of Directors and its other stakeholders;

k.	Assist with the analysis/assessment of the current market values of the Debtor’s numerous assets. This analysis will include estimates of “going-concern” values of the debtor’s operating assets and estimated liquidation values;

l.	As requested by the Client’s Board of Directors, assist with the Client’s efforts to market and sell certain segments of the business and/or certain assets, including but not limited to: (i) coordination of the marketing/sale processes; (ii) developing target prospects lists; (iii) preparing a supporting documentation to assist in the marketing process; and (iv) negotiating offers from qualified bidders for the certain of the Client’s business segments and/or specific assets;

m.	Assist the Client in establishing a virtual data room to support due diligence efforts of qualified bidders as needed;

n.	Client grants Compass the full authority over all hiring and firing of employees and other budgetary matters, including preparation of all budgets and approval of expenses and payments to vendors;

o.	All of Client’s employees shall report to Compass as CRO and Compass shall report only to the Client’s Board of Directors;

p.	At the sole discretion of Compass in consideration of the Client’s financial condition and prospects for financial restricting and capitalization, and without further approval by Client’s Board of Directors, Client hereby grants Compass the authority to file for protection under chapter 7 or chapter 11 of the United States Bankruptcy Code (11. U.S.C. § 101 et seq.) and, subject to approval by the Bankruptcy Court, serve as CRO for the debtor-in-possession Client during the bankruptcy process and to negotiate and consummate a sale of all or substantially of the Client’s assets and/or file a plan of reorganization; provided, that the final terms of the proposed plan of reorganization and/or sale of the Client’s assets after presentation by the CRO to the Board of directors shall be subject to the final approval of the Board of directors and the Bankruptcy Court; and

q.	Provide support to the Client on other business-related activities as mutually agreed upon by the Client and Compass.

AGREEMENT TERMINATION

Client may terminate Compass’ employment as CRO only by a 2/3 majority vote of its Board of Directors. Compass may terminate this agreement immediately upon Client’s failure to pay Compass’ professional fees when due or if Compass, Client, and Client’s secured lender(s) are unable to define the requirements for a success fee within six-weeks of this agreement. Compass may terminate its employment under this agreement for any other reason upon providing the Client’s Board of Directors one week’s written notice. Upon termination for any reason, all amounts owed by Client to Compass shall be immediately paid by Client to Compass, including any earned success fee.

WORK PRODUCT

Compass shall provide work products in the form of financial analysis, written memoranda and other supplemental information as required conjunction with the advisory services noted above.

PROFESSIONAL FEES

In consideration for Compass providing its services, the Client shall pay all Professional Fees (at the hourly rates indicated below), including a Success Fee, as well as, certain out-of-pocket expenses as described below.

Hourly Compensation. Compass will provide the following professionals to complete the activities set forth in this Agreement at hourly rates as follows: John W. (Jack) Teitz @ $350/hr., Jim Battaglia @ $325/hr., Nick Arrington @ $325/hr. and Greg Martin @ $250/hr. Administrative services will be billed at $75.00 per hour. Our invoices will be submitted for payment on a weekly basis and are due upon receipt.

Success Fee. In addition to hourly fees, Compass will be compensated for its efforts by the payment of a Success Fee. The Client understands and acknowledges that the Success Fee is an integral part of Compass’ compensation for the engagement.

Because of the nature of this engagement, it is unclear at this time precisely how to define important elements of the Success Fee criteria. Therefore, commencing promptly following the beginning of the engagement, the Client, its senior lender(s), and Compass will make a reasonable effort to determine a Success Fee based upon the value that Compass is able to provide to the Client. Compass, the Client, and its senior lender(s) mutually agree to develop a definition of success and agreed-upon Success Fee criteria within six weeks following the beginning of the engagement. Should agreement not be reached by that date, Compass reserves the right to terminate the Agreement.

EXPENSES

Reimbursable expenses include reasonable and customary out-of-pocket expenses incurred on this engagement including costs for mileage, travel and travel-related expenses, costs for ads /notices related to the pending sale, outside printing and reproduction services, and overnight delivery services, if needed.

PAYMENT TERMS - RETAINER

Upon execution of this Agreement, Client shall pay to Compass a retainer deposit in the amount of $30,000 (the “Retainer Deposit”). The parties agree and acknowledge that the Retainer Deposit shall be held until the termination of this engagement and then credited against amounts otherwise owed to Compass.

ADDITIONAL TERMS AND CONDITIONS

The Client acknowledges and agrees that Compass has been retained solely to provide the advisory services set forth in this Agreement. Compass shall act as an independent contractor, and any duties of Compass arising out of its engagement hereunder shall be owed solely to the Client. Also, since Compass will be acting on the Client’s behalf, the Client agrees to the indemnification and other obligations set forth in the Standard Terms and Conditions section below.

Dispute Resolution: Any controversy, dispute, or claim between the parties relating to this Agreement shall be resolved pursuant to applicable law.

Authority: Subject to the approval by the Board of Directors, the Client has the power and authority to make and carry out the terms of this Agreement, and has taken all necessary action to authorize the execution, delivery and performance of this Agreement. Subject to entry of the Retention Order, this Agreement is the legally binding obligation of the Client, enforceable in accordance with its terms. This Agreement constitutes the sole and exclusive agreement between the parties hereto and supersedes all prior agreements, representations, and understandings of the parties. No modification of this Agreement shall be binding unless agreed to in writing by the parties.

Standard of Care and Warranty Disclaimer: Compass performs its services in accordance with standards of skill and care generally observed by “turnaround” consultants of recognized national standing in the United States. If Compass fails to meet such standards, the sole remedy of Client shall be to terminate this Agreement and recover any direct damages Client may prove. Neither Compass nor any of its directors, shareholders, officers, employees, consultants or other agents (collectively with Compass the “Compass Parties”) shall be liable for any lost or loss of profits, any indirect, incidental or consequential damages, or any claim, loss or expense for which indemnification would be provided under this Agreement. In performing its services under this Agreement, Compass is not assuming any responsibility for the Client’s decision to pursue or not to pursue any business strategy or to effect or not to effect any restructuring, business combination, refinancing or other transaction, nor shall Compass be responsible for providing any tax, legal or other specialist advise. Compass makes no representations or warranties, express or implied, concerning the value of its services or the results that may be obtained there from. Compass engagement shall not constitute an audit, review, compilation or any other type of financial statement reporting or consulting engagement that is subject to the rules of the AICPA or other state and national professional bodies.

Limitation of Liability and Indemnity: Compass’ sole obligation under this Agreement is to the Client, and any advice (written or oral) given by Compass to the Client in connection with Compass’ engagement under this Agreement is solely for use and benefit of the Client. In no event, regardless of the legal theory advanced, shall any Compass party be (i) responsible other than for gross negligence, willful misconduct, bad faith or knowing violation of law or (ii) liable to any third party. The obligations of Compass are solely corporate obligations, and no officer, director, employee, agent, consultant, shareholder or controlling person of Compass (the “Compass Parties”) shall be subject to any personal liability whatsoever to any person, nor will any such claim be asserted by the Client, whether on its own behalf or on behalf of any other person.

The Client shall indemnify, defend and hold harmless the Compass Parties against any and all claims, costs, demands, damages, assessments, actions, suits or other proceedings, liabilities, judgments, penalties, fines or amounts paid in settlement, expenses, and attorney’s fees (whether incurred at the trial or appellate level, in an arbitration, (including, without limitation, any adversary proceeding, contested matter or application), or otherwise notwithstanding any limitation set forth in above arising out of, connected with or related to the services performed under this Agreement, whether or not such Claims are attributable in whole or in part to negligence by Compass, other than Claims that are finally determined by judgment or in binding arbitration to have resulted from acts or omissions by Compass that involve gross negligence, willful misconduct (including bad faith and self-dealing) or a knowing violation of law. Compass shall give prompt written notice to the Client of any Claim for which indemnification shall not be affected by any failure or delay by Compass to give such notice, except to the extent that the rights and remedies of the indemnifying party shall have been materially prejudiced as a result of such failure or delay. The Client shall pay all costs and expenses, including reasonable attorneys’ fees, incurred by Compass to enforce its rights under this Agreement. The Client agrees that, without Compass’ prior written consent to the entry of any judgment in any pending or threatened claim, action, or proceeding or investigation in respect of which indemnification or contribution could be sought hereunder (whether or not Compass or any other Compass Party are an actual or potential party to such claim, action or proceeding or investigation), unless such settlement, compromise or consent includes an unconditional release of each Compass Party from all liability arising out of such claim, action or proceeding or investigation.

If for any reason the foregoing indemnification is determined to be unavailable to any Compass Party or insufficient to fully indemnify any such person, then the Client will contribute to the amount paid or payable by such person as a result of any such claims in such proportion as is appropriate to reflect both the relative benefit and the relative fault of the Client on the one hand, and the Compass Parties on the other hand, and any other relevant equitable considerations in connection with the matters as to which such claims relate: provided, however, that in no event shall the amount to be contributed by all Compass Parties in the aggregate exceed the amount of compensation actually received by Compass under this Agreement.

Notwithstanding anything to the contrary in this Agreement, the Client shall have no obligation under these indemnification provisions to indemnify any person, or provide contribution or reimbursement to any person, for any claim or expense under these indemnification provisions to the extent that it is either: (i) judicially determined (the determination having become final) by the applicable court of law to have arisen from that person’s gross negligence or willful misconduct (including bad faith and self-dealing); or (ii) settled prior to a judicial determination as to that person’s gross negligence or willful misconduct (including bad faith and self-dealing), after notice and a hearing, to be a claim or expense for which that person should not receive indemnity, contribution or reimbursement under the terms of the Agreement, as modified the Retention Order.

Jurisdiction; Applicable Law: This Agreement shall be interpreted under and governed by the laws of the Commonwealth of Pennsylvania.

Limitation of Authority: The relationship between the Client and Compass created, with respect to Compass, is one of independent contractor, and Compass shall have no authority to legally bind Client in any manner whatsoever, except as specified herein. Compass may, in the performance of its duties, negotiate on behalf of the Client with various parties, including but not limited to creditors, stockholders and employees of Client, and governmental entities. But unless authorized in writing by the Client, in no case shall Compass have any authority or be under any duty whatsoever to execute documents in the name of or on behalf of the Client with respect to such negotiations or the transactions contemplated therein.

Period of Service and Termination: Either the Client or Compass may terminate this Agreement upon receipt of written notice to that effect by the other party. Upon any termination of this Agreement, Compass will be entitled to payment of all fees and reimbursement of all out-of-pocket expenses, as described above, and will be entitled to its fees and expenses as set forth above upon the approval of the bankruptcy court.

Successors and Assigns: This Agreement shall be binding upon and inure to the benefit of the Client, Compass, each Indemnified Person and their respective heirs, executors, administrators, successors and assigns.

General Provisions: This Agreement shall be binding on the parties and their respective successors and assigns, but neither party may assign any benefit or delegate any duty under this Agreement, voluntarily or by operation of law, without the written consent of the other party. This Agreement constitutes the parties’ entire agreement with respect to its subject matter and is intended to supersede all prior negotiations, discussions and agreement and fully to integrate the parties’ agreement. This Agreement may be executed by facsimile and in any number of counterparts, each of which shall constitute an original and all of which shall constitute one agreement.

After reviewing this Agreement, please confirm that the foregoing is in accordance with your understanding by signing and returning this letter, whereupon it shall be our binding Agreement.

Sincerely,

Compass Advisory Partners, LLC

/s/ N. Arrington

Nicholas W. Arrington, Partner

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Agreed and accepted this ____ day of October 2017

Protea Holdings, LLC

By: ___________________________

Pursuant to Approved Resolution of the Board of Directors – dated October ___, 2017

(plus side letter as per below)

Side Letter Contents:

Chapter 11 Retention Agreement: To the extent that the Client becomes a debtor-in-possession under Chapter 11 of the Bankruptcy Code, the Client agrees to file an application seeking an order retaining Compass in accordance with the terms of this Agreement (the “Retention Order”), pursuant to sections 327(a) and 328(a) of the Bankruptcy Code. The Client’s legal counsel shall supply Compass with a draft of such application and the proposed order authorizing Compass’ retention that is proposed to be submitted to the Bankruptcy Court in advance of the filing of such application.

Payment of Compass’ fees and expenses shall be subject to (i) the jurisdiction and approval of the Bankruptcy Court under section 330 of the Bankruptcy Code and any order approving Compass’ retention, (ii) any applicable fee and expense guidelines and/or orders and (iii) any requirements governing interim and final fee applications. The Client will use its best efforts to obtain Court approval of a payment procedures order that provides for monthly payments of not less than 80% of its professional fees and 100% of expenses and, to obtain a “carve out” or similar arrangement to the extent necessary to ensure payment of Compass’ fees and expenses.

In so agreeing to seek Compass’ compensation under section 328(a) of the Bankruptcy Code, the Client acknowledges that it believes that Compass’s experience and expertise, its knowledge of the industry in which the Client operated and the capital markets and is other capabilities will inure to the benefit of the Client, that the value to the Client of Compass’ services hereunder derives in substantial part from that expertise and experience and that, accordingly, the structure and amount of the fees payable to Compass hereunder are reasonable regardless of the number of hours to be expended by Compass’ professionals in performance of the services to be provided hereunder.